UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

KABE EXPLORATION INC.

(Exact Name of Registrant as Specified in its Charter)

333-141690

(Commission File Number)

NEVADA	39-2052145
(State or Other Jurisdiction	(I.R.S. Employer Identification Number)
of Incorporation)

5050 Avenida Encinas, Suite 270

Carlsbad, CA 92008

(Address of Principal Executive Offices)

(760) 931-1048

(Registrant’s Telephone Number)

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

March 7, 2008

       This Information Statement is being furnished on or about March 10, 2008 to all of the stockholders of record at the close of business on March 4, 2008 of the common stock, par value $0.001 per share, of Kabe Exploration Inc. (the “Company”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement in connection with the resignation of two members of the Company’s Board of Directors and the appointment of two new members to the Board of Directors, in connection with the recent acquisition of approximately 51.7% of the outstanding shares of common stock of the Company by Erik Ulsteen.

On February 14, 2008, Mr. Ulsteen completed the acquisition of 1,750,000 shares of the outstanding common stock of the Company - 1,500,000 shares from Antony Claydon and 250,000 shares from Rory Moss, respectively, whose combined shares constitute approximately 51.7% of the issued and outstanding shares of capital stock of the Company (the “Acquisition”). The Acquisition was completed pursuant to the terms of an Agreement for the Purchase of Common Stock dated December 18, 2007, as amended on February 13, 2008, among the Company, Mr. Ulsteen and Messrs. Claydon and Moss.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. Additional information about the Acquisition is contained in our Current Report on Form 8-K, dated February 14, 2008, which was filed with the Commission on February 21, 2008. All of the Company’s filings and exhibits may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company’s filings may be obtained from the Commission’s website at http://www.sec.gov.

CERTAIN INFORMATION REGARDING THE COMPANY

Changes in the Company’s Board of Directors Following the Acquisition - At the closing of the Acquisition on February 14, 2008, Erik Ulsteen was appointed a Director effective immediately.  The Company plans to appoint Stale Werner Nielsen and Bjorn Rene Singdahlsen as Directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.  At that time, each of Antony Claydon and Rory Moss intend to resign from the Board of Directors.

Executive Officers of the Company Appointed Following the Acquisition - At the closing of the Acquisition on February 14, 2008, Antony Claydon submitted his resignation from the Company as President, Chief Financial Officer and Secretary, and Mr. Ulsteen was appointed President, Chief Financial Officer and Secretary of the Company.

Description of Capital Stock

The Company’s authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share.  As of March 4, 2008, the Company had 3,387,500 shares of common stock issued and outstanding. The description of the Company’s capital stock is a summary of the material provisions of the capital stock. For more complete information, you should read the Company’s Articles of Incorporation and its amendments.

                Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Company’s common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of the Company’s common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the Company’s Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock are entitled to receive ratably, the Company’s net assets available after the payment of all liabilities.

Holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of the Company’s common stock are validly issued, duly authorized, fully paid and nonassessable.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals we expect will be appointed as directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of directors.

Name	Age	Position
Erik Ulsteen	43	President, Chief Financial Officer, Secretary and
		Director
Antony Claydon	47	Director
Rory Moss	29	Director

Erik Ulsteen, President, Chief Financial Officer, Secretary and Director.  Mr. Ulsteen was appointed President, Chief Financial Officer, Secretary and Director of the Company on February 14, 2008, upon the closing of the Acquisition.  Since 2004, Mr. Ulsteen has been Chief Executive Officer and Chairman of Emission & Power Solutions, Inc. (formerly Fuel FX International, Inc.).  From 2002 until 2004, Mr. Ulsteen was President of Fuel FX International, Inc.

Antony Claydon, Director.  Mr. Claydon has been a director since our incorporation in December 2005 and until February 2008, Mr. Claydon was our president, secretary and treasurer.  Mr. Claydon has been involved with junior mining companies since 1992. He has been primarily involved in the funding and development of exploration projects in Canada and Africa. Mr. Claydon is currently a director of Jantar Resources Ltd. listed on the TSX Venture Exchange, and has been since September 2005.

Rory Moss, Director.   Mr. Moss has been a director since August 2006.  Mr. Moss has been working in residential and commercial real estate financing as a mortgage specialist since 2004 with the Mortgage Group in Vancouver, British Columbia.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Director Nominees

The Company plans to appoint the Director Nominees to the Company’s Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company’s Directors, Director Nominees and Executive Officers.

Name	Age	Position
Stale Werner Nielsen	43	Director Nominee
Bjorn Rene Singdahlsen	39	Director Nominee

Stale Werner Nielsen, Director Nominee.  Since 2003, Mr. Nielsen has been a Managing Director of Hoyer Industries AS which markets and distributes Evian water and Dannon yogurt products in Norway and Sweden.  From 2000 to 2003, Mr. Nielsen was a Managing Director of Margarinfabrikken Norge AS.

Bjorn Rene Singdahlsen, Director Nominee. Since 2002 Mr. Singdahlsen has been Regional District Manager at Valora Holding AG, a trading and services company headquartered in Switzerland.

The Company does not currently have a standing audit or compensation committee of the Board of Directors, or any committee performing similar functions.  The Company’s Board of Directors currently performs the functions of the audit and compensation committee.

In addition, since the Board of Directors currently consists of three members, it does not believe that establishing a separate nominating committee is necessary for effective governance.  When additional members of the Board of Directors are appointed or elected, the Company will consider creating a nominating committee.  The Board of Directors does not currently have a formal director nomination process.  The Board of Directors will consider director candidates nominated by security holders.  Security holders should submit any recommendations to the Board of Directors by mailing such recommendations to the Board of Directors at the Company’s address set forth above.  The Board of Directors has not yet received recommendations for director nominees for director from security holders, has no minimum specific requirements as to a nominee, and does not have any specific process for identifying nominees, but the Board of Directors does not believe that it would evaluate a security holder nominee any differently than it would evaluate a nominee not nominated by a security holder.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.  The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

During the year ended December 31, 2007, none of our executive officers received any compensation from the Company.  There are no employment agreements with any of the employees of the Company.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 4, 2008 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned (2)	Percentage of Common Stock (2)
Erik Ulsteen	1,750,000	51.7%
Antony Claydon	0	—
Rory Moss	0	—
Stale Werner Nielsen	0	—
Bjorn Rene Singdahlsen	0	—
All officers, directors and director nominees as a group (5 persons)	1,750,000	51.7%

(1)             Except as otherwise indicated, the address of each beneficial owner is c/o Kabe Exploration Inc., 5050 Avenidas Encinas, Suite 270, Carlsbad, CA 92008.

(2)             Applicable percentage ownership is based on 3,387,500 shares of common stock outstanding as of March 4, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of March 4, 2008 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of March 4, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company’s shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABE EXPLORATION INC.

By:	/s/ Erik Ulsteen

Erik Ulsteen

President, Chief Financial Officer and Secretary